EXHIBIT 21.1

Subsidiaries Of Harvard Bioscience, Inc.

Name	Jurisdiction
Biochrom Limited	United Kingdom
Biochrom US, Inc.	Delaware, United States
CMA Microdialysis Ab	Sweden
Data Sciences International, Inc.	Delaware, United States
Data Sciences (UK) Mn, Ltd.	United Kingdom
Data Sciences Eurl	France
Data Sciences GmbH	Germany
DSI (Shanghai) Trading Co Ltd.	China
Harvard Bioscience (Shanghai) Co. Ltd.	China
Hugo Sachs Elektronik - Harvard Apparatus GmbH	Germany
Multichannel Systems MCS GmbH	Germany
Panlab S.L.	Spain